UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued 17 March 2023 regarding filing of Anheuser-Busch InBev SA/NV’s Annual Report on Form 20-F for the year ended 31 December 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: March 17, 2023	By:	/s/ Jan Vandermeersch Name: Jan Vandermeersch Title:Global Legal Director Corporate